UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Maximum Dynamics, Inc.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                   57774K-10-9
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                                 (CUSIP Number)
 Eric Majors, 2 N. Cascade Avenue, Suite 1100, Colorado Springs, Colorado 80903
                                 (719) 381-1728
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 September 18, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   57774K-10-9
-----------------------

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                  1.       Names of Reporting Persons. I.R.S. Identification
                           Nos. of above persons (entities only).

                           Franco Maccioni
                           -----------------------------------------------------

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                 2.        Check the Appropriate Box if a Member of a Group
                           (See Instructions)
                      (a)
                           -----------------------------------------------------
                      (b)
                           -----------------------------------------------------

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                 3.        SEC Use Only
                                       -----------------------------------------

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                 4.        Source of Funds (See Instructions) OO
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                 5.        Check if Disclosure of Legal Proceedings Is Required
                           Pursuant to Items 2(d) or 2(e)

                           -----------------------------------------------------

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                 6.        Citizenship or Place of Organization  South Africa
                                                               -----------------

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                 7.        Sole Voting Power   6,482,353
                                            ------------------------------------
Number of
                           -----------------------------------------------------
Shares
                 8.        Shared Voting Power   0
Each                                          ----------------------------------

Reporting        9.        Sole Dispositive Power   6,482,353
                                                 -------------------------------
Person
                           -----------------------------------------------------
With
                  10.      Shared Dispositive Power   0
                                                   -----------------------------

                           -----------------------------------------------------

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                 11.       Aggregate Amount Beneficially Owned by Each Reporting
                           Person  6,482,353
                                 -----------------------------------------------

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                 12.       Check if the Aggregate Amount in Row (11) Excludes
                           Certain Shares (See Instructions)
                                          --------------------------------------

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                 13.       Percent of Class Represented by Amount in Row (11)
                           14.1%
                           -----------------------------------------------------

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                 14.       Type of Reporting Person (See Instructions)
                           IN
                           -----------------------------------------------------
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


ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, no par value of Maximum Dynamics, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2 N. Cascade Avenue, Suite 1100, Colorado Springs, Colorado 80903.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

(a) Name:                                Franco Maccioni

(b) Business Address:                    PO Box 55177, Sunset Beach Milnerton
                                         7441 South Africa.

(c) Present Principal Occupation:        Chief Executive Officer of the
                                         Issuer's subsidiary.

(d) Disclosure of Criminal Proceedings:  Mr. Maccioni has not been convicted in any criminal proceeding at any time.

(e) Disclosure of Civil Proceedings:     Mr. Maccioni has not been subject to
                                         any judgment, decree or final order
                                         enjoining violations of or prohibiting
                                         or mandating activities subject to
                                         federal or state securitieslaws or
                                         finding any violations with respect
                                         to such laws.

(f) Citizenship:                         Mr. Maccioni is a citizen of South
                                         Africa.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Mr. Maccioni acquired 5,882,353 shares in exchange for his shares of Unilogic Solutions Ltd., a South African company on September 18, 2003 pursuant to a share exchange agreement. Mr. Maccioni acquired an additional 600,000 shares on October 6, 2003 in lieu of wages to be paid him by the Issuer, his employer.


ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

Mr. Maccioni acquired 5,882,353 shares in exchange for his shares of Unilogic Solutions Ltd., pursuant to the share exchange agreement dated September 18, 2003 by which the Issuer acquired Unilogic Solutions Ltd. as a majority owned subsidiary. Mr. Maccioni was issued an additional 600,000 shares on October 6, 2003 in lieu of wages to be paid him by the Issuer, his employer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

Mr. Maccioni beneficially owns a total of 6,482,353 shares of the Issuer's common stock as follows:

(a) Mr. Maccioni directly and personally owns 6,482,353 shares of the Issuer's common stock which comprises 14.1% of the Issuer's total issued and outstanding shares.

(b) Mr. Maccioni has sole voting and dispositive power as to the 6,482,353 shares he owns directly.


(c) None.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER
-------------------------------------------------------------------------------

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Reference is made to exhibit 10.1 to the Issuer's Report on Form 8-K filed September 25, 2003, which is the share exchange agreement between Unilogic Solutions Ltd. and the Issuer, and exhibits 4.4 and 4.5 of the Issuer's Registration Statement on Form S-8 filed October 8, 2003.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 16, 2003
------------------------------------------------------------------------------
Date


/s/ Franco Maccioni
-------------------------------------------------------------------------------
Franco Maccioni


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)